Exhibit 99.1

FCA announces voting results from its Annual General Meeting
Fiat Chrysler Automobiles N.V. (“FCA” or the “Company”) (NYSE: FCAU / MTA: FCA) announced today that all resolutions proposed to shareholders at the Company’s Annual General Meeting of Shareholders (“AGM”) held today in Amsterdam, the Netherlands, were passed.
The AGM advised positively in relation to the 2019 Remuneration Report and adopted the 2019 Annual Accounts.
The AGM re-elected all FCA directors standing for re-election. John Elkann, Michael Manley and Richard Palmer were re-elected as executive directors of the Company. Ronald Thompson, John Abbott, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie Mars, Michelangelo Volpi, Patience Wheatcroft and Ermenegildo Zegna were re-elected as non-executive directors of the Company. In addition Ernst & Young Accountants LLP were appointed as independent auditors of the Company.
The AGM also renewed, for a period of 18 months from the date of the AGM, the existing delegations to the Board of Directors of FCA of the authority to issue common and special voting shares, to grant rights to subscribe for common and special voting shares, and to limit or exclude pre-emption rights for common shares. Furthermore, the AGM renewed, for a period of 18 months from the date of the AGM, the existing authorization of the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Board of Directors may repurchase common shares in compliance with applicable regulations, subject to certain maximum and minimum price thresholds.
Finally, the AGM approved the proposed amendments of the Company’s Remuneration Policy and of the special voting shares’ terms and conditions.
Details of the resolutions submitted to the AGM are available on the Company’s corporate website (www.fcagroup.com).
London, 26 June 2020

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